Exhibit 99.1

Media Release

Planegg/Munich, Germany, April 10, 2019

MorphoSys Nominates New Candidate for Supervisory Board

MorphoSys AG (FSE: MOR; Prime Standard Segment, MDAX & TecDAX; NASDAQ: MOR) announced today that it has published its agenda for the Company’s ordinary Annual General Meeting (AGM), which will take place on Wednesday, May 22, 2019.

MorphoSys’s Supervisory Board has nominated Sharon Curran as candidate to be elected as new additional Supervisory Board member at the Company’s AGM. Furthermore, the Supervisory Board will propose the re-election of Krisja Vermeylen, whose term of office would expire with the conclusion of the AGM 2019.

“We are delighted to present Ms Curran for election to the MorphoSys Supervisory Board. She brings significant experience in product management, marketing and commercialization of pharmaceuticals, particularly in the United States and Europe,” said Dr. Marc Cluzel, Chairman of the Supervisory Board of MorphoSys AG.

Ms Curran currently serves as a Non-Executive Director in the life sciences and healthcare industries. Prior to that, Ms Curran worked for AbbVie Inc, Illinois, USA as Vice President, Global Specialty Franchise and Customer Excellence and has also held a number of other senior positions in her career including Vice President Global Marketing Specialty, AbbVie; Global Brand and Area Commercial Director, Abbott MBO and Division Head, Eli Lilly UK & Ireland. Ms Curran brings extensive commercial and specialty pharmaceutical experience to the Company. She holds an Executive Master of Science, Business Administration from Trinity College Dublin, Ireland, and a Bachelor of Science in Biotechnology from Dublin City University, Ireland.

About MorphoSys

MorphoSys (FSE & NASDAQ: MOR) is a clinical-stage biopharmaceutical company dedicated to the discovery, development and commercialization of exceptional, innovative therapies for patients suffering from serious diseases. The focus is on cancer. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which 29 are currently in clinical development. In 2017, Tremfya®, marketed by Janssen for the treatment of plaque psoriasis, became the first drug based on MorphoSys’s antibody technology to receive regulatory approval. The Company’s most advanced proprietary product candidate, MOR208, has been granted U.S. FDA breakthrough therapy designation for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL).

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has approximately 330 employees. More information at https://www.morphosys.com.

HuCAL®, HuCAL GOLD®, HuCAL PLATINUM®, CysDisplay®, RapMAT®, arYla®, Ylanthia®, 100 billion high potentials®, Slonomics®, Lanthio Pharma® and LanthioPep® are registered trademarks of the MorphoSys Group. Tremfya® is a trademark of Janssen Biotech, Inc.

MorphoSys forward looking statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’s results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are that MorphoSys’s expectations may be incorrect, the inherent uncertainties associated with competitive developments, clinical trial and product development activities and regulatory approval requirements (including that MorphoSys may fail to obtain regulatory approval for MOR208 and that data from MorphoSys’s ongoing clinical research programs may not support registration or further development of its product candidates due to safety, efficacy or other reasons), MorphoSys’s reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’s Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys AG

Dr. Sarah Fakih

Head of Corporate Communications & IR

Alexandra Goller

Director Corporate Communications & IR

Dr. Julia Neugebauer

Director Corporate Communications & IR

Dr. Verena Kupas

Manager Corporate Communications & IR

Tel: +49 (0) 89 / 899 27-404

investors@morphosys.com